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                            September 9, 2021

       Daniel R. Sheehan
       Chairman & Chief Executive Officer
       Professional Holding Corp.
       5100 PGA Boulevard
       Suite 101
       Palm Beach Gardens, FL 33418

                                                        Re: Professional
Holding Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed September 1,
2021
                                                            File No. 333-259233

       Dear Mr. Sheehan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance